Via Facsimile (860)240-6150 and U.S. Mail

Timothy L. Largay, Esq.						June 1, 2006
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
(860) 240-6017

RE:	Canada Southern Petroleum Ltd.
	Schedule 14D-9
	File No. 005-80168

Dear Mr. Largay:

      We have reviewed your filing and have the following comments.

Schedule 14D-9

1. On a supplemental basis, please provide us with the reserve report on which you rely to estimate Canada South`s discovered marketable natural gas attributable to its Arctic Island interest.
We note that the interest is stated as approximately 927 BCFE, or roughly 68 times greater than your currently disclosed, proven and probably reserves of 13.7 BCFE. We note that you provide an estimate in Canada Southern`s 1985 annual report.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

     	Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 551-3257, or by facsimile at (202) 772-9203.

 							Sincerely,


							Celeste M. Murphy
							Special Counsel
							Office of Mergers & Acquisitions